K9
3/2

AB 2/28/06 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

SECURI[barcode]ISSION

06003423

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53021

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 460
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Budge Collins (949) 644-5771
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 3/16/06

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins/Bay Island Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

See Attached

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 14th day of February 20 06, by Budge Collins, personally known to me ~~or proved to me on the basis of satisfactory evidence~~ to be the person~~(s)~~ who appeared before me.

JUDI L. ZIEG
Commission # 1574529
Notary Public - California
Orange County
My Comm. Expires May 27, 2009

(Seal)

Signature ______________

COLLINS/BAY ISLAND SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Collins/Bay Island Securities LLC

We have audited the accompanying statement of financial condition of Collins/Bay Island Securities LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Collins/Bay Island Securities LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 3, 2006

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalent	$	318,927
Accounts receivable		688,870
Property and equipment, net		131,440
Other assets		4,983
	$	1,144,220
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	276,928
Member's equity		867,292
	$	1,144,220

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company specializes in marketing third-party investments.

Cash Equivalent

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Revenue Recognition

The Company earns asset-based and incentive fees for accounts obtained for third-party investment companies. The fees are recognized on a monthly or yearly basis as they are recognized by the investment advisors managing the investment companies.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Property and Equipment

Property and equipment, consisting of office equipment, furniture and fixtures, and automobile, is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax return. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts were in excess of federally insured limits.

2. Property and equipment

Property and equipment consists of the following at December 31, 2005:

Automobile	$	119,607
Office equipment		11,869
Furniture and fixtures		6,896
Less accumulated depreciation		(6,932)
Property and equipment, net	$	131,440

Depreciation expense for the year ended December 31, 2005 was $5,638.

3. Commitment

The Company leases office space under a non-cancellable operating lease expiring in May of 2009. At December 31, 2005, the Company's future minimum rental commitment is as follows:

Years ending December 31,

2006	$	50,143
2007		51,653
2008		53,505
2009		22,649
	$	177,950

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $41,999 which was $23,537 in excess of its minimum net capital requirement of $18,462.